FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For March 2010
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: 011 31 70 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

This Report on Form 6-K is incorporated by reference into:
a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Royal Dutch Shell plc (B shares)

State
2. Reason for the notification	Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group
Plc (Group)
Legal & General
Investment
Management Limited
(LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General
Assurance (Pensions
Management) Limited
(PMC)
Legal & General Group
Plc (L&G)
5. Date of the transaction and date on which the threshold is crossed or reached:	16 March 2010
6. Date on which issuer notified:	17 March 2010
7. Threshold(s) that is/are crossed or reached:	Below 5% (Group)
Below 5% (LGIM)
8. Notified details:
A: Voting rights attached to shares

Class/type	Situation previous to
of shares	the Triggering
if possible	transaction
using the	Number	Number	Resulting situation after the triggering transaction
ISIN	of	of Voting	Number of	Number of voting rights		% of voting rights
CODE	Shares	Rights	shares	Direct	Indirect	Direct	Indirect
B ORD
EURO	134,917,430
0.07 (UK)	(as at 12/3/2010)				Below 5%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Number of
voting rights that
may be acquired
if the instrument
Type of financial		Exercise/Conversion	is exercised/	% of voting
instrument	Expiration date	Period	converted	rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments Resulting situation after the triggering transaction

Number of
Type of				voting rights
financial	Exercise	Expiration	Exercise/Conversion	instrument	% of voting
instrument	Price	date	Period	refers to	rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
Below 5%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Legal & General Group Plc (Direct and Indirect) (Group) (Below 5% = Total Position)
Legal & General Investment Management (Holdings) Limited (Direct and Indirect) (LGIMH) (Below 5% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5% = Total Position)
     Legal & General Group Plc (Direct) (L&G) (121,780,156 — 4.51% = LGAS, LGPL & PMC)

Legal & General Investment Management	Legal & General Insurance Holdings Limited
(Holdings) Limited (Direct) (LGIMHD)	(Direct) (LGIH)
(104,194,661 — 3.86% = PMC)

Legal & General Assurance (Pensions	Legal & General Assurance Society Limited
Management) Limited (PMC) (104,194,661	(LGAS & LGPL)
- 3.86% = PMC)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:
N/A
11. Number of voting rights proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A
13. Additional information:
Notification using the total voting rights figure of 2,695,808,103
14. Contact name:
Mark Edwards, Royal Dutch Shell plc
15. Contact telephone number:
020 7934 2817

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes
	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: March 19, 2010